EXHIBIT 12

TENNECO INC. AND CONSOLIDATED SUBSIDIARIES
COMBINED WITH 50% OR LESS OWNED UNCONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

	Nine Months
	Ended
	September 30,
	2008	2007
	(Dollars in Millions)

Net income (loss)	$(117)	$67
Add:
Interest expense	88	112
Portion of rentals representative of the interest factor	12	10
Income tax expense and other taxes on income	163	22
Minority interest	8	8
Amortization of interest capitalized	3	1
Undistributed (earnings) losses of affiliated companies in which less than a 50% voting interest is owned	(3)	(1)

Earnings as defined	$154	$219

Interest expense	$88	$112
Interest capitalized	5	3
Portion of rentals representative of the interest factor	12	10

Fixed charges as defined	$105	$125

Ratio of earnings to fixed charges	1.47	1.75

1